UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33249

LEGACY RESERVES LP

(Exact name of registrant as specified in its charter)

303 W. Wall St, Suite 1800,

Midland, TX 79701

(432) 689-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units representing limited partner interests

8% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

representing limited partner interests

8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

representing limited partner interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units representing limited partner interests: One

8% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests: None

8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests: None

EXPLANATORY NOTE

On September 20, 2018, (a) Legacy Reserves LP, a Delaware limited partnership (the “Partnership”) merged with and into Legacy Reserves Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Legacy Reserves Inc., a Delaware corporation (the “Company”), with the Partnership as the surviving entity, and (b) the Company acquired all of the issued and outstanding limited liability company interests in Legacy Reserves GP, LLC, a Delaware limited liability company (the “General Partner”) and became the sole member of the General Partner, with the General Partner becoming a subsidiary of the Company (such transactions referred to herein collectively as the “Corporate Reorganization”). As a result of the Corporate Reorganization, the Partnership became a wholly owned subsidiary of the Company and the 8% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests and 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests ceased to be outstanding.

Pursuant to the requirements of the Securities Exchange Act of 1934, Legacy Reserves LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date: October 1, 2018	LEGACY RESERVES LP

	By:	Legacy Reserves GP, LLC, its general partner

	By:	/s/ James Daniel Westcott
	Name:	James Daniel Westcott
	Title:	President and Chief Financial Officer